

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Via E-mail
Alan Shortall
Chairman and Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, Pennsylvania 17406

> **Re: Unilife Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 15, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 12, 2014**
> **File No. 1-34540**

Dear Mr. Shortall:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 8. Financial Statements

Note 3. Summary of Significant Accounting Policies

Business Segments, page 61

1.   We note from page 8 that the majority of your customers are large, multinational businesses based in the U.S., Europe, Japan and the Middle East. Given the significant increase in international revenues for the year ended June 30, 2014, please tell us the revenues earned from external customers attributed to any individual foreign country exceeding 10% of total revenues. Discuss your conclusions that the disclosures required

by FASB ASC 280-10-50-41(a) were not required, or confirm that, as applicable, you will provide the disclosures in future filings.

Note 5. Property, Plant and Equipment, page 67

2.   Refer to your response to comment 3 in your response letter to us dated February 21, 2014 and subsequent responses you made with respect to this comment in your letters dated April 4, 2014, May 16, 2014, and July 10, 2014. We note that you have approximately $54.6 million of net property, plant and equipment as of June 30, 2014 and no significant product revenues to date along with limited manufacturing operations and significant losses, conditions similar to our prior comments. Since revenues reported in fiscal year 2014 of $14.7 million were lower than projected revenues and there were no commercial product sales, please explain to us the steps you took to assess whether or not your property, plant and equipment was impaired as of June 30, 2014. Refer to FASB ASC 360-10-35 and paragraph 33 thereunder.

Note 13. Revenue, page 77

3.   Refer to your response to comment 5 in your response letter to us dated July 10, 2014. As previously agreed, please revise future filings to provide a description of each milestone and related contingent consideration in accordance with FASB ASC 605-28-50-2(b). Please provide us with a sample of your proposed disclosure.

4.   Please show us the significant components of your deferred revenue as of September 30, 2014. Tell us what must occur before you may recognize the revenue and when you expect to recognize it.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Information

Consolidated Balance Sheets, page 3

5.   We note that accounts receivable increased by approximately $2.8 million from the fiscal year ended June 30, 2014. We further note that revenue recorded during that period was only $1.4 million. Please explain to us the significant reasons for the increase in accounts receivable. Please also reconcile the change with the amount reported as the increase in accounts receivable of $288,000 on page 6 in your statements of cash flows.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 18

6.   Refer to your statement that you expect product sales to account for an increasing portion of your revenue in fiscal year 2015. Please tell us how much product revenue you recognized in the quarters ended September 30, 2014 and December 31, 2014. Explain why you believe that product sales will increase in 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant